UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Change in Certifying Accountant

Non-continuation of services of previous independent registered public accounting firm

On April 7, 2025, Sapiens International Corporation N.V. (“Sapiens”) notified Kost Forer Gabbay & Kasierer, a member of EY Global (“EY Israel”), Sapiens’ then-current independent registered public accounting firm, that Sapiens’ engagement of EY Israel for its audit and related services had terminated, effective as of January 1, 2025 (the “Termination Date”), and that such engagement was not being renewed in respect of the year ending December 31, 2025.

The decision to terminate EY Israel’s engagement was approved by the audit committee of Sapiens’ board of directors (the “audit committee”) and Sapiens’ board of directors (the “Board”), and is subject to ratification by Sapiens’ shareholders at the 2025 annual general meeting of Sapiens, to be held during the year ending December 31, 2025. Each of the audit committee and the Board cited, among other factors contributing to their respective decisions, the request of Sapiens’ indirect shareholder, Asseco Poland S.A. (“Asseco”), that Sapiens utilize the services of the same independent auditor that audits the financial statements of the Asseco group.

During the years ended December 31, 2024 and 2023 and through the Termination Date, the reports of EY Israel on Sapiens’ financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2024 and 2023 and through the Termination Date, there was no disagreement between Sapiens and EY Israel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY Israel, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on Sapiens’ financial statements.

During the years ended December 31, 2024 and 2023 and through the Termination Date, none of the events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the Securities and Exchange Commission (the “SEC”) (“Form 20-F”) (involving EY Israel having advised Sapiens as to the matters described in those paragraphs) occurred.

Appointment of new independent registered public accounting firm

On April 10, 2025, but effective as of January 1, 2025 (the “Engagement Date”), Sapiens engaged Ziv Haft Certified Public Accountants, a member of BDO International Limited (“BDO Israel”), as Sapiens’ independent registered public accounting firm for the fiscal year ending December 31, 2025. The decision to engage BDO Israel as Sapiens’ independent registered public accounting firm had been approved by each of Sapiens’ audit committee and Board (and is subject to subsequent ratification by Sapiens’ shareholders at Sapiens’ 2025 annual general meeting),

During the years ended December 31, 2024 and 2023 and through the Engagement Date, Sapiens had not consulted with BDO Israel regarding either:

(i).	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Sapiens’ financial statements, and neither a written report nor oral advice was provided to Sapiens that BDO Israel concluded was an important factor considered by Sapiens in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii).	any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

Sapiens furthermore did not consult with EY Israel regarding any issue described in the foregoing two paragraphs.

Previous independent registered public accounting firm review of disclosures

Sapiens has provided EY Israel with a copy of the disclosures that it has made in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) in accordance with Item 16F(a) of Form 20-F and requested from EY Israel a letter addressed to the SEC stating whether EY Israel agrees with the statements that Sapiens has made in response to Item 16F(a) and, if not, stating the respects in which it does not agree. A copy of that letter is furnished as Exhibit 15.1 to this Form 6-K.

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
15.1	Letter from Kost Forer Gabbay & Kasierer, a member of EY Global, dated April 10, 2025, as to the change in certifying accountant of Sapiens International Corporation N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: April 10, 2025	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

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